SUN WORLD PARTNERS, INC.

1601- 14 STREET SW

CALGARY, ALBERTA T3C 1E3

PHONE:  (403) 228-2483

Wednesday, December 20, 2006

Via Edgar and Overnight Delivery

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Dear Mr. Mancuso:

This letter shall serve as the formal request of Sun World Partners, Inc. that the effective date of the Registration Statement on Form SB-2 Amendment No. 7 filed with the Securities and Exchange Commission on December 19, 2006 be accelerated to be effective as of Thursday, December 21, 2006, at 4:00 p.m. Eastern time, or as soon thereafter as is practicable.

Sun World Partners, Inc. hereby acknowledges that:

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Should the SEC or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the SEC from taking any action on the filing.

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The action of the SEC or the staff acting by delegated authority in declaring the registration statement effective does not relieve Sun World Partners, Inc. from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

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Sun World Partners, Inc. may not assert the SEC’s comments and the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the SEC or any person under the United States’ federal securities laws.

Sun World Partners, Inc. advises that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

This letter shall also confirm that Sun World Partners, Inc. that the exemption found in Rule 144 is not available with regards to the resale of any of its currently outstanding shares until 90 days from the date that Sun World Partners, Inc. becomes subject to the reporting requirements of section 13 of the Securities Exchange Act of 1934.

Sincerely,

/s/ Kimberley Coonfer

Kimberley Coonfer – President and principal executive officer